Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

July 10, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Kayne Anderson Renewable Infrastructure Fund (S000068511) (C000219078)

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Kayne Anderson Renewable Infrastructure Fund (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
71	2/14/2020	485APOS	0000894189-20-001157
82	4/29/2020	485BXT	0000894189-20-003209
83	4/30/2020	485BXT	0000894189-20-003381
84	5/4/2020	485BXT	0000894189-20-003553
85	5/5/2020	485BXT	0000894189-20-003601
86	5/6/2020	485BXT	0000894189-20-003620
87	5/8/2020	485BXT	0000894189-20-003686
88	5/12/2020	485BXT	0000894189-20-003734
89	5/14/2020	485BXT	0000894189-20-003790
93	5/20/2020	485BXT	0000894189-20-003985
94	5/29/2020	485BXT	0000894189-20-004216
95	6/3/2020	485BXT	0000894189-20-004340
96	6/12/2020	485BXT	0000894189-20-004545
97	6/19/2020	485BXT	0000894189-20-004739
98	6/30/2020	485BXT	0000894189-20-005163

Post-Effective Amendment No. 71 was filed for the purpose of registering the Fund as a new series of the Trust. The Trust filed Post-Effective Amendment Nos. 81, 82, 83, 84, 85, 86, 87, 88, 89, 93, 94, 95, 96, 97 and 98 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 71. No securities were sold in connection with these Post-Effective Amendments. The Trust is filing this application for withdrawal, with respect to the Class C, because the Trust has determined not to continue with the establishment of the Class C Shares of the Fund.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 10th day of July, 2020.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Adam W. Smith at (414) 765-6115.

Very truly yours,

/s/ Ryan L. Roell
Ryan L. Roell, President
Series Portfolios Trust